February 18, 2005

Mail Stop 4-9

Vikram Talwar
Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

	Re:	ExlService Holdings, Inc.
		Registration Statement on Form S-1/A-1
		Filed February 1, 2005
		Registration No. 333-121001

Dear Mr. Talwar:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your pending requests for confidential treatment. We will review and provide comments on your request separately. Please resolve all comments before requesting acceleration of the effectiveness of this registration statement.

Summary

2. We note your response to previous comment 7 and 8; however, the continued use of industry jargon in the first two paragraph of the summary to describe otherwise simple concepts is confusing to investors. For example, we note that in the second sentence of the first paragraph, you have not clearly defined the meaning of "outsourcing` and "business process outsourcing." Please revise so that it is immediately clear that you essentially provide opportunities for companies to shift some of their operations, such as human resources and accounting, to a third party in an overseas location, primarily India. The terms you use in your definition such as "business process" and "business functions" are vague and not very useful in clearly identifying the services you actually provide to clients.
3. In that regard, we note that the last sentence in paragraph two remains abstract and saturated with industry jargon. For example, in the absence of a problem or question, the term "solution" is abstract and should be replaced by a more concrete term or terms. Instead of using the term "solution," please replace the term with a brief description of your actual products and services. Also, how do you
"develop processes," and what are "business risk compliance services?" Please also avoid the use of terms such as "integrated business process outsourcing solutions," and "large-scale processes" in the second paragraph and define their meaning in the text instead.
Similarly, define "back-office processing" and "high-value solutions" on page 2.
4. Please better explain the relevance of the terms "Six Sigma methodology" and "Kaizen Initiatives" which may not be readily apparent to investors. Similarly, please briefly describe what the
"well known improvement techniques" are.

Our Business, page 1

6.	Please disclose the specific measurement you are using in
concluding that you are 	a leading provider of offshore business
process outsourcing solutions.
7.	In your response to previous comment 14, confirm our
understanding that the 	number of employees specified at the
particular dates do not include employees 	that have previously
left your employment and returned at a later date.

8.	Where you discuss the fact that the majority of the contracts in
which you enter 	into are from three to seven years in length,
please also disclose the portion of 	your revenues tied to
contracts that are set to expire within the next year.

Competitive Strengths, page 2
9.	In your response to previous comment 17, we note that revenue
from the "other 	clients" represented 47.8% of your total
revenue
for the period ended September 	30, 2004 and that these "other
clients" can terminate your contracts without cause 	during the
"initial term."  Please disclose the initial term dates for your
"other 	clients."  We note also that in the aggregate, the
revenue
derived from your other 	clients is significant and that the
termination of a bulk of those contracts without 	cause could
materially impact the predictability of your revenue stream.


Risk Factors, page 5

10.	Please briefly list the most material risk factors in the
summary section rather than 	including only a cross-reference to
the
"Risk Factors" section of the prospectus.

Risk Factors

We have a limited number of clients...page 10
11.	Reconcile your disclosure on page 10 relating to the November
2005 initial term 	expiration date of your agreement with Dell
with
the disclosure on page 2 stating 	that the expiration of the
initial
term dates with your two largest customers (one of 	which is
Dell)
expire no sooner than 2007.  Also, clarify on page two whether
	Dell
can terminate the agreement with 30 days notice at any time before
and after 	the initial term date.

We have a long selling cycle...page 11
12.	We note your response to previous comment 31.  The language
you
have added in 	revision to this comment tends to mitigate the risk
you are presenting and should 	be removed.

We may fail to attract and retain...page 13
13.	We note your response to previous comment 35, however, you
have
not indicated 	how much your cost of revenues have increased nor
have
you quantified the 	impact of the high turn-over rate on your
profit
margins for the most recent 	period.  We reissue the comment.

Substantial future sales of shares of our common stock...page 20
14.	In response to previous comment 46, state that the lock-up
agreement may be 	waived at any time at the underwriter`s sole
discretion and provide the factors 	listed in your response as
examples of circumstances under which the agreements 	may be
waived.

Use of Proceeds-Page 23
15.	We note your response to previous comment 49.  Please tell us
why you have not 	allocated a portion of proceeds to pay for the
facility you are contractually 	committed to acquire by
September
of 2005.   Please revise to include the 	estimated amounts
intended to be used for this purpose.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 36

16.	We have reviewed your revisions in response to prior comment
54;
however, we 	re-issue the comment.  Please include a more robust
explanation for the 126.8 	percent increase in revenues from
the
nine months ended September 30, 2003 to 	the nine months ended
September 30, 2004.  It appears that the increase in the 	number
of
new clients did not have material effect on this increase.  In light
of the 	fact that your revenues are largely predictable as a
result
of the long-term nature 	of your agreements, it is not clear what
caused the large increase presented here.

Principal Stockholders-Page 75

Termination of Stockholder Agreement
17.	We note your response to previous comment 62.  Do the
indemnification 	provisions discussed in Section 8 (d)-(f) of
the
Supplemental Stockholder 	Agreement dated December 3, 2004
extend
indemnification protection to any of 	your directors and
executive
officers beyond that which you have provided and 	disclosed on
page
II-1 of your originally filed registration statement?   If so,
	please discuss the differences in your document.  We note
that
the Stockholder 	Agreement indemnifies the purchasers, as well
as
any partners, members, 	directors, officers, affiliates, legal
counsel and each person who controls the 	purchasers, and that
some of your officer and directors serve as partners to the

Underwriting
18.	Please supplementally confirm that the i-Deal materials have not
changed since 	you obtained clearance from the Office of Chief
Counsel.

19.	Supplementally tell us who falls within the category of
"friends
and family" of directors. For example, are Oak Hill Partners and FTV
Ventures parties that may participate in the directed share program as "friends and family members?" We note that some of your directors are partners with Oak Hill and FTV Ventures.

Note 1-Organization, Basis of Presentation and Business
Combinations
20.	We note your response to comment 71, however, your disclosure
indicates that 	Conseco`s waiver of $11 million in advances to
the Company, as well as 	Conseco`s $1 million contribution to the
Company were "key transactions" of the 	acquisition. Please
explain
to us in further detail the timing of these transactions 	as
they
appear to have occurred in contemplation of the acquisition and
provide us 	with more substantive reasons why you do not
believe
they should be factored 	into your purchase price calculation.
Refer
to paragraphs 44 and 45 of SFAS No. 	141.

Note 3 - Restatement
21.	Related to prior comment 75, please supplementally explain
the
nature of the 	services provided by Oak Hill.  Specifically, tell
us
whether the amounts due to 	Oak Hill were contractually based or
determined in some other manner.  In 	addition, please clarify
the
facts and circumstances that resulted in the error and 	how
the
error was detected.  Finally, please explain why you had disclosed
the 	change as a renegotiation in your prior filing instead of as an
error.

Note 7-Capital Structure
22.	In your response to comment 76, you indicate that mandatory
redemption events 	include "if either or both Vikram Talwar or
Rohit
Kapoor resign from or are 	terminated or are otherwise no
longer
employed by the Company or any of its 	subsidiaries for any
reason."
These appear to be events that are certain to occur 	and would
require classification as a liability in accordance with
paragraphs 9
and 	A6 of SFAS No. 150. Please advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jay Spinella at 202-942-7323 or Steven
Jacobs,
Senior Accountant, at 202-942-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-942-2946 or me at 202-942-1971 with any other questions.

Sincerely,


Owen Pinkerton
Senior Counsel

cc:	John C. Kennedy, Esq. (via facsimile)
	Valerie DeMont, Esq.  (via facsimile)
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Vikram Talwar
ExlService Holdings, Inc.
February 18, 2005
Page 1